SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                            Casco International, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                            (CUSIP Number) 147399109

                                Charles R. Davis
                                S. Robert Davis
                           4205 East Dixon Boulevard
                          Shelby, North Carolina 28150
                            Telephone: (704) 482-9591
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                With copies to:

                            Barney Stewart III, Esq.
                             Moore & Van Allen PLLC
                        100 North Tryon Street Suite 47
                      Charlotte, North Carolina 28202-4003

                               December 11, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box___.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 147399109



1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S. Robert Davis
        Charles R. Davis


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)X
                                                                        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS

        BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


NUMBER OF SHARES        7       SOLE VOTING POWER
                                S. Robert Davis - 376,468(1)/19.9%
                                Charles R. Davis - 412,066(2)/19.9%

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                S. Robert Davis - 376,468(1)
                                Charles R. Davis - 412,066(2)

PERSON WITH             10      SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        S. Robert Davis - 376,468(1)
        Charles R. Davis - 412,066(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        39.8%

14      TYPE OF REPORTING PERSON
        IN

(1) Includes 4,714 shares owned by his wife as to which he disclaims beneficial ownership and 110,000 unissued shares of the Issuer's Common Stock pursuant to which Mr. S. Robert Davis has the right to acquire upon exercise of stock options within sixty (60) days.

(2) Includes 10,000 shares owned by his wife and 2,411 shares owned by his children as to which he disclaims beneficial ownership and 287,800 unissued shares of the Issuer's Common Stock pursuant to which Mr. Charles R. Davis has the right to acquire upon exercise of stock options within sixty (60) days.

Item 1. Security and Issuer


     The class of equity securities to which the Statement relates is the common stock, par value $0.01 per share ("Common Stock"), of Casco International, Inc. (the "Issuer"), a Delaware corporation, with principal offices located at 4205 East Dixon Boulevard, Shelby, North Carolina 28150.

Item 2.  Identity and Background

(a)  Mr. S. Robert Davis
     Mr. Charles R. Davis

(b) Mr. S. Robert Davis' address is 15350 Amberly Drive, Suite 2014, Tampa, Florida 33647. Mr. Charles R. Davis' address is 4205 East Dixon Boulevard, Shelby, North Carolina 28150.

(c) Mr. S. Robert Davis is the Chairman of the Board and President of Media Source, Inc. Mr. Charles R. Davis is the President and Chief Executive Officer of the Issuer. Mr. Charles R. Davis is the son of Mr. S. Robert Davis.

(d) Neither Mr. S. Robert Davis nor Mr. Charles R. Davis has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. S. Robert Davis nor Mr. Charles R. Davis has, during the last five years, been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     Messrs. S. Robert and Charles R. Davis intend to use a combination of personal and borrowed funds to consummate the proposed transaction described in
Item 4 below. There is no agreement in place currently with respect to any portion of the financing.

Item 4.  Purpose of Transaction

     Each of Messrs. S. Robert Davis and Charles R. Davis hold shares of the Common Stock for investment and to take such actions as he deems appropriate to enhance the value of their respective investment. In this regard, Messrs. S. Robert Davis and Charles R. Davis have formed a group (the "Davis Group") pursuant to which the Davis Group:

(a) has submitted a proposal to the Issuer's Board of Directors to acquire all of the outstanding Common Stock, other than shares owned by the Davis Group, for $1.87 per share in cash, in a negotiated transaction subject to approval by the Issuer's Board of Directors and its shareholders (the "Proposal").

(b) The Proposal, if consummated, contemplates that the Davis Group will acquire all of the Issuer's Common Stock in a "going private" transaction, which would result in the termination of the registration of the Common Stock under Section 12(g)(4) of the Act and the cessation of quotations of the Common Stock on the NASDAQ Smallcap Market.

     Except as set forth above, neither Mr. S. Robert Davis nor Mr. Charles R. Davis has any other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

(a) Mr. S. Robert Davis beneficially owns 376,468 shares, or 19.9% of the issued and outstanding shares of Common Stock, based upon information provided in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, including 4,714 shares owned by his wife as to which he disclaims beneficial ownership and 110,000 unissued shares of the Common Stock which Mr. S. Robert Davis has the right to acquire upon exercise of stock options within sixty (60) days.

     Mr. Charles R. Davis beneficially owns 412,066 shares, or 19.9%, of the issued and outstanding shares of Common Stock, based upon information provided in the Issuer's Annual on Form 10-K for the fiscal year ended December 31, 1999, including 10,000 shares owned by his wife and 2,411 shares owned by his children as to which he disclaims beneficial ownership, and 287,800 unissued shares of the Common Stock which Mr. Charles R. Davis has the right to acquire upon exercise of stock options within sixty (60) days.

(b) Each of Messrs. S. Robert and Charles R. Davis holds sole voting and investment power with respect to the shares of Common Stock beneficially owned by him.

(c) Neither Mr. S. Robert Davis nor Charles R. Davis has effected any transactions in the Common Stock during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

        None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5,2000

                                           By:  /s/S. Robert Davis
                                                --------------------
                                                 S. Robert Davis



                                           By:  /s/Charles R. Davis
                                                -------------------
                                                   Charles R. Davis